Exhibit 99.1

YAMANA PROVIDES PRELIMINARY FIRST QUARTER OPERATIONAL RESULTS, UPDATED OUTLOOK AND TECHNICAL INFORMATION FOR RIACHO DOS MACHADOS

TORONTO, ONTARIO, April 11, 2016 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") herein provides a summary of preliminary(1) first quarter 2016 operational results, an update to the Company's consolidated guidance incorporating 2016 to 2018 production estimates and 2016 costs for the Riacho dos Machados mine ("RDM") and a summary of a recently completed technical report for RDM.

FIRST QUARTER 2016 PRELIMINARY OPERATIONAL RESULTS

The Company continued to focus on operational execution in the first quarter of 2016 with production of approximately 308,000 ounces of gold(2), 1.9 million ounces of silver and 26.0 million pounds of copper, all of which meet or exceed budget and previously provided guidance.

The production breakdown for the first quarter by mine is as follows:

	Gold (oz.)	Silver (oz.)	Copper (million lbs.)
Chapada	21,000	60,000	26.0
El Peñón	56,000	1,608,000	-
Canadian Malartic	74,000	-	-
Gualcamayo	37,000	-	-
Mercedes	24,000	125,000	-
Jacobina	30,000	-	-
Minera Florida	26,000	134,000	-
Pilar	22,000	-	-
Fazenda Brasiliero	18,000	-	-
Total	308,000	1,927,000	26.0

Preliminary consolidated cash costs(3) and all-in sustaining cash costs ("AISC") (3,4) are presented in the following table:

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	Subject to refinement for the Company's first quarter 2016 financial and operating results, scheduled for release on May 4, 2016.
2.	Excluding production from the Company's 12.5% interest in Alumbrera.
3.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures is available at www.yamana.com/Q42015.
4.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

NEWS RELEASE

	Annual Guidance(1)	First Quarter 2016E
Gold (per oz.)
By-product cash costs	$525	$590
By-product AISC	<$800	$811
Silver (per oz.)
By-product cash costs	$6.20	$7.44
By-product AISC	$10.20	$10.79
Copper (per lbs.)
Co-product cash costs	$1.32	$1.54
Co-product AISC	$1.60	$1.97
1.	As per January 13, 2016 press release and excluding RDM.

In the quarter, there were three debits that offset the copper credit which resulted in higher by-product ASICs as compared to co-product ASICs which were lower.  These debits relate to i) a one-time change in approach to intra-quarter quotational period hedging; ii) an intra-quarter copper in concentrate quantity adjustment; and iii) a one-time buildup of physical copper for delivery of copper pursuant to the Sandstorm Gold Ltd. copper purchase agreement.  Co-product ASICs for gold and silver were less than $795 per ounce and $10.60 per ounce, respectively.  Both by-product ASIC and co-product ASIC for the quarter are in line with guidance expectations with by-product ASIC expected to further improve throughout the year.  Despite local currencies in the first quarter of 2016 being stronger, on average, than assumed in guidance, costs were in line with first quarter expectations.

UPDATED PRODUCTION AND COST OUTLOOK

The acquisition of RDM will increase the production profile of the Brio Gold division to an initial annualized production at full capacity of approximately 250,000 gold ounces, which would further increase to approximately 350,000 gold ounces assuming the recommissioning of C1 Santa Luz.  For 2016, the Company is focused on optimizing production and costs from and value for RDM, thereby improving the production and value of the Brio Gold division.  Among the efforts toward that optimization, a new water storage facility will be built this year to allow for sustained production at RDM.  A critical limitation to full scale mine and plant operation until now has been limited water availability due to insufficiency of funds for a water storage facility.  Completion of the facility by end of year will increase production from 55,000 ounces in 2016, with the portion attributable to the Company of 30,000 ounces, to over 104,000 ounces in 2018 increasing significantly the cash flow contribution to the Company.
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NEWS RELEASE

With the addition of the RDM mine to Yamana's portfolio, the Company is updating its 2016, 2017 and 2018 gold production guidance and 2016 gold cash cost guidance.

Production guidance does not include production from C1 Santa Luz, which would not begin until 2017, subject to completion of technical studies by mid-2016, increased production at Canadian Malartic from the Barnat extension, which would not begin until 2018, subject to receipt of required permits which are in progress, and any further increases in production at other mines as a result of optimizations that are under review.  Further information will be provided as these technical studies are completed for C1 Santa Luz and receipt of permits for Canadian Malartic.

The following tables provide the Company's internal estimates of life of mine ("LOM") and 2016 to 2018 production expectations, and LOM and 2016 cash cost expectations for RDM.

RDM PRODUCTION EXPECTATIONS
	LOM Average	2016E(1) (May to December)	2017E	2018E
Tonnes Processed (per annum)	2,600,000	1,250,000	2,550,000	3,000,000
Tonnes Processed (per day)	7,430	3,575	7,285	8,570
Strip Ratio	6.91	4.93	4.71	5.33
Feed Grade (grams per tonne)	1.16	1.37	1.15	1.19
Recovery	90%	84%	90%	90%
Gold Production (oz.)	94,500	30,000	85,000	104,000
1.	Yamana's internal estimates based on current internal forecast.

RDM CASH COST EXPECTATIONS
	LOM Average	2016E(1) (full year)	2016E(1) (May to December)
Cash Costs (per oz.)	$721	$830	$805
AISC (per oz.)	$782	$930	$905
1.	Yamana's internal estimates based on current internal forecast.

The following tables provide updated consolidated production, cash cost and AISC guidance for 2016, as well as updated production guidance for 2017 and 2018.
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NEWS RELEASE
2016 – 2018 CONSOLIDATED PRODUCTION GUIDANCE
	2016E	2017E	2018E
Total Gold Production (million oz.)	1.264 – 1.335	1.378	1.455
Total Silver Production (million oz.)	6.915 – 7.173	6.940	10.452
Total Copper Production (million lbs.)	122-125	122	115

Consolidated gold production guidance increased by 30,000 ounces, 85,000 ounces and 104,000 ounces in 2016, 2017 and 2018, respectively.

2016 CONSOLIDATED CASH COST AND AISC GUIDANCE
	Co-Product			By-Product
	Gold	Silver	Copper	Gold	Silver
Consolidated Cash Costs (per oz.)	$615	$7.25	$1.32	$535	$6.20
Consolidated AISC (per oz.)	$845	$10.75	$1.60	$805	$10.20

These estimates incorporate a copper price of $2.25 per pound and a Brazilian real to United States dollar foreign exchange rate of 4.2 to 1, which are both consistent with assumptions outlined in previous Company guidance provided on January 13, 2016.

RDM TECHNICAL INFORMATION

An updated technical report was completed for RDM by Roscoe Postle & Associates ("RPA") in December, 2015.  A brief summary of the operating parameters for RDM, which assume completion of the planned expansion of processing capacity to 9,000 tonnes per day in 2018, is provided as follows:

Current processing capacity	7,500 tonnes per day
Average annual gold production (oz.)	94,500
Total life of mine ("LOM") gold production (oz.)	616,000
Mine life	7 years
Average LOM cash cost (per oz.)(1)	$721
Average LOM AISC (per oz.)(1)	$782
Average gold recovery	90%
Average gold feed grade (grams per tonne)	1.16
1.	Assumes a BRL to USD foreign exchange rate of 4.0 to 1.

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NEWS RELEASE
The Company has been following the progress of RDM for some time, having first completed a technical review of the project and site visit in October 2013, and subsequently completed a technical review and site visit of the project in February 2015.  More recently, in connection with the ongoing RDM acquisition, the Company, through its Brio Gold division, undertook a more detailed evaluation of the operation, which included numerous additional site visits as well as having an independent technical report prepared.  Based on its review, the Company has confirmed expectations for the operation to be consistent with the RPA findings.

For the full year of 2016, the Company expects production of approximately 50,000 ounces of gold at cash costs of approximately $830 per ounce and AISC of $930 per ounce.  While the Company began to accrue economic benefit from RDM effective March 31, 2016, it expects to report attributable production for the period of May to December.   During this period, RDM is expected to produce at least 30,000 ounces of gold with cash costs of approximately $805 per ounce and AISC of approximately $905 per ounce.  These production and cost expectations assume the mine operating at approximately 40% availability due to undersized water storage facilities.  The majority of this production is expected to be delivered in the fourth quarter of 2016, as the Company is planning to spend approximately $10 million in capital over the course of 2016 to expand water storage capacity for the mine, which is expected to ensure sufficient water for the mine to consistently run at full capacity.  At full capacity, the mine is expected to begin operating at an annualized production rate of nearly 100,000 ounces per year beginning in 2017.

Total operating costs are expected to be approximately $32.53 per tonne milled for the full year of 2016 and approximately $24.21 per tonne milled average over the LOM.  The following table provides a breakdown of LOM and 2016 mine site cost expectations.

RDM MINE SITE COST EXPECTATIONS
(Mine site costs per tonne milled)	LOM Average	2016E(1) (full year)	2016E(1) (May to December)
Mine	$11.94	$12.81	$12.27
Plant	$9.77	$15.06	$15.31
General & Administrative and Other	$2.51	$4.66	$5.75
Total	$24.21	$32.53	$33.33
1.	Yamana's internal estimates based on current internal forecast.

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NEWS RELEASE

Total LOM sustaining capital is estimated to be approximately $12 million, including approximately $4.5 million in 2016.

The above expectations include the benefits of spending approximately $5 million over the next 18 months to construct the power line to replace existing diesel generators and approximately $1 million on the plant expansion to increase capacity to 9,000 tonnes per day in 2018 from the current capacity of 7,500 tonnes per day.

In addition, there remains further opportunity to increase production levels at RDM as well as reduce cash costs.

MINERAL RESERVES AND MINERAL RESOURCES

The following table sets forth the mineral reserve and mineral resource estimates for RDM as at September 15, 2015.

Mineral Reserve and Mineral Resources (1,2)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Proven Mineral Reserves	1,249	0.74	30
Probable Mineral Reserves	17,619	1.20	682
Proven and Probable Mineral Reserves (3)	18,869	1.17	711
Measured Mineral Resources	62	0.81	2
Indicated Mineral Resources	6,907	0.85	188
Measured and Indicated Mineral Resources (4)	6,969	0.85	190
Inferred Mineral Resources (4)	8,558	1.51	416
1.	CIM Definition Standards (2014) were followed for Mineral Resources.
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Reserves were generated by Cube Consulting Pty Ltd and adjusted by RPA to reflect the September 30, 2015 mining surface. Mineral Reserves are quoted at cut-off grades of 0.3 g/t Au for oxide, 0.4 g/t Au for transition, and 0.4 g/t for fresh rock. Mineral Reserves are reported using a long-term gold price of US$1,250/oz. Process recovery of 90%.
4.	Underground Mineral Resources are reported at a cut-off grade of 1.0 g/t Au. Open Pit Mineral Resources are reported at a cut-off grade of 0.35 g/t Au. Mineral Resources are estimated using a short-term gold price of US$1,500/oz. and constrained by a pit shell.

The Company believes that the deposit has significant exploration potential for resource expansion and resource to reserve conversion for mine life extension.
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NEWS RELEASE
Qualified Persons

The mineral resource estimate was prepared by RPA in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards-For Mineral Resources and Mineral Reserves", adopted by CIM Council on May 10, 2014. Stuart E. Collins, P.E., Mark B. Mathison, C.P.G. and Kathleen Ann Altman, P.E., serve as the Qualified Persons for the RDM technical report. Mr. Mathison is the Qualified Person for this Mineral Resource Estimate. Mr. Collins, Mr. Mathison and Ms. Altman, who are independent of the Company, have approved the contents of this news release in relation to the RDM resource and technical report.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings.  Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend," "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company's current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

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